November 2, 2004

Michael Clampitt, Esquire

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 0408

450 Fifth Street NW

Washington, DC 20549

RE:	SFSB, Inc.
Registration Statement on Form SB-2
Registration No. 333-119128

Dear Mr. Clampitt:

On behalf of SFSB, Inc., we have transmitted for filing via EDGAR Amendment No. 1 to the referenced registration statement. Set forth below are responses on behalf of SFSB, Inc. to the comments included in your letter dated October 20, 2004 to Philip E. Logan, President of SFSB, Inc. The paragraph numbers below correspond to the paragraph numbers in your letter. Unless otherwise indicated, the page numbers referenced in our response refer to the page numbers in the copy of the prospectus that we filed via Edgar.

1. We have revised the second paragraph of the prospectus cover page to clarify that there may not be a trading market in the common stock after the offering.

2. We have deleted the clause “and may not contain all the information that is important to you” from the first line of the “Summary” section on page 1.

3. We have deleted the third sentence of the “Summary” section on page 1.

4. We believe that the text size used will be easy to read.

5. We have added additional disclosure under the heading “Slavie Bancorp, MHC” in “The Companies” section of the summary on page 1 to disclose that the officers and directors of Slavie Bancorp, MHC, SFSB, Inc. and Slavie Federal Savings Bank will be the same persons.

6. We have added additional disclosure under the heading “Slavie Federal Savings Bank” and “Business Strategy” in “The Companies” section of the summary on pages 1 and 2, and under the heading “Increasing loan diversification, particularly with respect to commercial business and commercial real estate loans” in the “Business Strategy” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 39 to further describe Slavie Federal Savings Bank’s historical lending characteristics, its

Michael Clampitt, Esquire

November 2, 2004

current lending plans and the steps Slavie Federal Savings Bank has taken or will take to implement its current lending plans. We note that we believe that there is significant existing disclosure of these topics in the “Business Strategy” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 38-40 and in the “Market Area,” “Competition” and “Lending Activities” sections under the caption “Business of Slavie Federal Savings Bank on pages 54-55.

7. We have removed the roman numerals throughout the filing.

8. We have revised the disclosure under the heading “How We Determined the Offering Range and the $10.00 Price Per Share” in “The Reorganization” section of the summary on page 110 and in the “How We Determined Stock Pricing and the Number of Shares to be Issued” section under the caption “The Reorganization and the Offering” on page 5 to remove the “affirmative solicitation” language. We do not believe that the cover page of the prospectus includes “affirmative solicitation” language in the event more than the adjusted maximum number of shares is sold.

9. Please reconsider the comment regarding reversing the order of the two tables under the heading “How We Determined the Offering Range and the $10.00 Price Per Share” in “The Reorganization” section of the summary on page 4. We believe that the table comparing SFSB, Inc. on a fully converted basis with the peer group institutions should appear first as this information was utilized by Feldman Financial Advisors, Inc. in preparing the appraisal. We have revised the headings in the tables so that they are more descriptive and, where appropriate, consistent with one another.

10. Please see response to paragraph 9 above.

11. We have revised the disclosure in under the heading “After Market Performance Information Provided by Independent Appraiser” in “The Reorganization” section of the summary on page 5 to clarify that the transactions described in the table only relate to first step mutual holding company transactions.

12. We have removed the paragraph regarding purchases by the employee stock ownership plan under the heading “Limits on Your Purchase of Shares of Common Stock” in “The Offering” section of the summary on page 9. We have added a new section titled “Purchases by Directors and Executive Officers” in “The Offering” section of the summary on page 11.

13. We have added additional disclosure under the heading “How We Intend to Use the

Michael Clampitt, Esquire

November 2, 2004

Proceeds We Raise From the Offering” in “The Offering” section of the summary on page 11 and under the caption “How We Intend To Use The Proceeds Of The Offering” on page 26 to further describe the use of proceeds of the offering. We note that the language states that no specific acquisition or similar transactions are being considered at this time.

14. We have added additional disclosure to the risk factor titled “Persons Who Purchase Stock in the Offering Will Own a Minority of SFSB, Inc.’s Common Stock and Will Not be Able to Exercise Voting Control Over Most Matters Put to a Vote of Stockholders” on page 14 to disclose that benefit plans will require the approval of non-affiliates.

15. We have revised Note 1 to the Financial Statements regarding the “Allowance for Loan Losses” so that the disclosure conforms to the disclosure in the “Critical Accounting Policies” section under the caption “Management Discussion and Analysis of Financial Condition and Results of Operations” on page 37.

16. We have added additional disclosure under the heading “Building sources of fee income” in the “Business Strategy” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 39 to identify possible new products and services and to state whether there are any current plans with respect to acquisitions or strategic affiliations.

17. We have added additional disclosure under the heading “Other Income” in the “Comparison of Operating Results for the Six Months Ended June 30, 2004 and 2003” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 46 to describe how the purchase price for the ground rent sale was determined.

18. We have added additional disclosure under the heading “Net Income” in the “Comparison of Operating Results for the Years Ended December 31, 2003 and 2002” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 47 to clarify the facts and circumstances that led to the net loss during 2002.

Michael Clampitt, Esquire

November 2, 2004

19. We have revised the disclosure in the “Liquidity Management” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 50-51 and have added a new section titled “Capital Management” under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 51-52 to describe further Slavie Federal Savings Bank’s ability to meet its future obligations. Please note that the impact of the employee stock benefit programs and the payment of dividends are discussed in the new “Capital Management” section. As revised, we believe the disclosure is normative and provides the material information with respect to liquidity issues affecting savings institutions that engage in first step mutual conversions. In that regard, please reconsider the need for additional disclosure with respect to the following items enumerated in the letter:

•	Secondary market sales: Because the secondary market sales will occur at closing or shortly thereafter, this aspect of the business should not materially affect liquidity.

•	Loan participations: There have been no loan participation sales and purchases of loan participations have been immaterial.

•	Maturing fixed-rate loan portfolio: Most of the loan portfolio (over 90%) does not mature for at least five years.

•	Unrealized losses in the available for sale investment securities portfolio: These losses are immaterial - approximately 1% of the total value of the available for sale investment securities portfolio.

•	Additional rental income from the headquarters: This additional income is immaterial to liquidity.

20. We have revised the disclosure under the heading “Non-performing Loans and Assets” in the “Asset Quality” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on page 63 to remove the statements that Federal Housing Administration guaranteed loans are not included in the non-accrual and non-performing asset discussion. Slavie Federal Savings Bank has no Federal Housing Administration guaranteed loans in its current portfolio.

21. We have revised the disclosure in the “Allowance for Loan Losses” section under the caption “Business of Slavie Federal Savings Bank” on page 68 to quantify, in a tabular presentation, the amount of the loan loss allowance allocated to each of the three components of the allowance.

22. We have added additional disclosure under the caption “Our Policy Regarding Dividends” on page 28 to provide additional explanation of the effect of Slavie Bancorp, MHC’s waiver of dividends. We have also cross-referenced the discussion to the specific section of the regulatory

Michael Clampitt, Esquire

November 2, 2004

section that discusses the Office of Thrift Supervision regulations regarding dividend waivers. We do not believe additional discussion is necessary in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and believe that the existing disclosure is normative and provides the material information regarding this issue.

23. We have revised the line item “Loss on sale of ground rents” in the Consolidated Statement of Operations on page F-3 to reflect the amounts sold to related parties.

24. The line item “Rental income” in the Consolidated Statements of Operations” on page F-3 only includes the rental income from operating leases; it does not include ground rent income. Rental income is further described in Note 8 to the Financial Statements on page F-17. Ground rent income is included in the line item “Other income” and we do not believe it was material so as to warrant separate disclosure in the Financial Statements or disclosure under the caption “Management’s Discussion and Analysis of Financial Condition.” Specifically, ground rent income was $2,123 and $4,348 for the six months ended June 30, 2004 and 2003, respectively, and $8,671 and $10,579 for the years ended December 31, 2003 and December 31, 2002, respectively. Ground rent income is somewhat unique to Maryland and is generally included in the “other income” line item instead of the “rental income” line item of the income statement. We note that the losses on the sale of ground rents were from actual sales, as indicated in the line item.

25. We have added disclosure to Note 6 of the Financial Statements on page F-15 to describe the credit risk associated with off-balance sheet financial instruments. As indicated in the additional disclosure, no amount has been recognized in the Statement of Financial Condition as an allowance for off-balance sheet instruments.

26. We have added additional disclosure under the heading “Investment and Mortgage Backed Securities” in Note 1 to the Financial Statements on page F-7 to clarify when Slavie Federal Savings Bank tests for other than temporary impairment of its investment securities and the methods used to determine whether an impairment has occurred and the amount of the impairment. Please note that Slavie Federal Savings Bank’s securities are not subject to the scope and guidance of EITF 99-20.

27. We have added additional disclosure under the heading “Allowance for Loan Losses” in Note 1 to the Financial Statements on page F-8 to indicate that loans are reviewed for impairment on a monthly basis.

Michael Clampitt, Esquire

November 2, 2004

28. We believe that the disclosure in Note 5 to the Financial Statements on page F-12 is responsive to the question how Slavie Federal Savings Bank determines that losses on investment securities are temporary. We have added a sentence to Note 5 to the Financial Statements to indicate that Slavie Federal Savings Bank has the ability and intent to hold the available for sale securities until the earlier of recovery or maturity.

29. We have combined the line item for “Share loans,” which are loans secured by savings deposits, with the “Consumer loans” line item in the loan receivable chart in Note 6 to the Financial Statements on page F-13 as discussed with Ms. San Pedro of the SEC’s staff.

30. Slavie Federal Savings Bank has not sold any participations or loans to date. Therefore, we do not believe that additional disclosure on this issue is required in the Financial Statements.

This issue was discussed with Ms. San Pedro. With respect to the last item in this comment, please see the response to paragraph 19.

31. Slavie Federal Savings Bank does not have any callable borrowings. Therefore, we do not believe that additional Financial Statement disclosure is required with respect to borrowings. We have revised the disclosure in the “Liquidity Management” section under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations” on pages 50-51 to further discuss the impact of the FHLB advances on liquidity.

32. The deferred compensation arrangement described in Note 11 to the Financial Statements on page F-19 is a non-qualifying plan that was fully accrued in prior years at present value. It has reduced over time as payments are made to the former officer. As discussed with Ms. San Pedro, no additional disclosure is required.

33. For exhibit number 99.2, we have disclosed the practical implications of Rule 202 for an ordinary investor and have explained how an investor can obtain the information.

34. We have supplementally provided you with a copy of the appraisal report. We have also filed the appraisal report as Exhibit 99.2 to the Registration Statement.

35. The letter of Feldman Financial Advisors, Inc. is filed as Exhibit 99.3 to the Registration Statement. The reference to Feldman Financial Advisors, Inc. has been removed from the tax opinion (Exhibit 8). Also, we have revised the disclosure regarding the Feldman Financial Advisors, Inc. letter in the section titled “Tax Effects of the Reorganization” under the caption “The Reorganization and the Offering” on page 99.

Michael Clampitt, Esquire

November 2, 2004

36. We have revised the last paragraph of the tax opinion (Exhibit 8) to indicate clearly that all potential investors can rely upon the opinion.

Please be advised that we have made various other changes for, among other reasons, to update the document and to respond to comments from the Office of Thrift Supervision and various state securities administrators. We trust that the foregoing is responsive to your comments and look forward to hearing from you or your staff concerning this amendment. We will provide David Lyon with three paper copies of this filing, both clean and marked to reflect changes.

Very truly yours,

/s/ Kenneth B. Abel Kenneth B. Abel

Enclosure

cc (w/o enclosures):

David Lyon, Esq. (SEC)

Diane San Pedro, CPA (SEC)

Kevin Vaughn, CPA (SEC)

Philip Logan (SFSB, Inc.)

David Flair, CPA (Beard Miller Company LLP)

Frank C. Bonaventure, Jr., Esq. (Ober, Kaler)